SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, June 6, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of May 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 14.9%. Total seats increased 20.9% and the number of departures increased by 20.7%. GOL's total demand (RPK) increased by 13.1% and the load factor was 76.1%.
|	GOL’s domestic supply (ASK) increased 11.2% and demand (RPK) increased by 11.5%. GOL’s domestic load factor was 76.5%. The volume of departures increased by 19.3% and seats increased by 19.5%.
|	GOL’s international supply (ASK) was 338 million, the demand (RPK) was 241 million and international load factor was 71.5%.

May/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (1)			Accumulated Traffic Figures (1)			Accumulated Traffic LTM (1)
Operating data *	May23	May/22	% Var.	5M23	5M22	% Var.	LTM23	LTM22	% Var.
Total GOL
Departures	19,127	15,850	20.7%	92,954	79,516	16.9%	215,388	169,340	27.2%
Seats (thousand)	3,324	2,750	20.9%	16,194	13,883	16.6%	37,533	29,627	26.7%
ASK (million)	3,573	3,109	14.9%	18,038	16,146	11.7%	42,655	33,885	25.9%
RPK (million)	2,718	2,403	13.1%	14,625	12,881	13.5%	34,362	27,474	25.1%
Load factor	76.1%	77.3%	-1.2 p.p	81.1%	79.8%	1.3 p.p	80.6%	81.1%	-0.5 p.p
Pax on board (thousand)	2,431	2,025	20.1%	12,699	10,731	18.3%	29,329	23,331	25.7%
Domestic GOL
Departures	18,361	15,391	19.3%	88,695	77,901	13.9%	206,026	167,420	23.1%
Seats (thousand)	3,191	2,672	19.5%	15,463	13,604	13.7%	35,923	29,297	22.6%
ASK (million)	3,235	2,909	11.2%	16,173	15,461	4.6%	38,411	33,074	16.1%
RPK (million)	2,476	2,221	11.5%	13,207	12,316	7.2%	31,032	26,815	15.7%
Load factor	76.5%	76.3%	0.2 p.p	81.7%	79.7%	2.0 p.p	80.8%	81.1%	-0.3 p.p
Pax on board (thousand)	2,341	1,955	19.7%	12,154	10,501	15.7%	28,097	23,063	21.8%
International GOL
Departures	766	459	66.9%	4,259	1,615	N,M	9,362	1,920	NM
Seats (thousand)	133	78	68.9%	730	278	N.M	1,609	329	NM
ASK (million)	338	200	68.9%	1,865	685	N.M	4,244	810	NM
RPK (million)	241	181	33.2%	1,419	565	N.M	3,330	659	NM
Load factor	71.5%	90.6%	-19.1 p.p	76.1%	82.5%	-6.4 p.p	78.5%	81.4%	-2.9 p.p
Pax on board (thousand)	91	70	28.9%	545	230	N.M	1,233	268	NM
On-time Departures	93.9%	94.3%	-0.3 p.p	88.1%	93.5%	-5.4 p.p	87.5%	92.7%	-5.2 p.p
Flight Completion	98.4%	99.6%	-1.2 p.p	98.4%	99.6%	-1.2 p.p	98.7%	99.4%	-0.7 p.p
Cargo Ton (thousand)	10.4	5.9	78.3%	39.7	25.6	55.0%	85.5	52.5	63.1%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil. leader in the corporate and leisure segments. Since it was founded in 2001. the Company has the lowest unit cost in Latin America. democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and makes available several codeshares and interline agreements available to Customers. bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”. GOL offers the best travel experience to its passengers. including: the largest number of seats and more space between seats; the greatest platform with internet. movies and live TV; and the best frequent-flyer program. SMILES. In cargo transportation. GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 13.7 thousand highly qualified aviation professionals focused on Safety. GOL’s #1 value. and operates a standardized fleet of 144 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information go to www.voegol.com.br/ir

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer